UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from          to

Commission file number 001-14925

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

STANDARD INSURANCE COMPANY HOME OFFICE

EMPLOYEES’ DEFERRED COMPENSATION PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

STANCORP FINANCIAL GROUP, INC.

1100 SW Sixth Avenue

Portland, Oregon 97204

(503) 321-7000

(Issuer’s telephone number, including area code)

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

Plan Administrator

Standard Insurance Company Home Office

Employees’ Deferred Compensation Plan

We have audited the accompanying statements of net assets available for benefits of the Standard Insurance Company Home Office Employees’ Deferred Compensation Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the “standards”). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Deloitte & Touche

May 28, 2004

STANDARD INSURANCE COMPANY HOME OFFICE

EMPLOYEES’ DEFERRED COMPENSATION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS:
Investments:
At fair value:
Pooled separate accounts	$52,498,073	$33,500,027
Employer stock	10,190,084	9,386,721
Participant loans receivable	2,254,186	1,755,828
At contract value:
Portfolio Fund—Deposit administration contracts	72,985,628	67,227,199

Total investments	137,927,971	111,869,775

Contributions receivable:
Contributions receivable from Standard Insurance Company	303,808	181,338
Contributions receivable from participants	304,079	—

Total contributions receivable	607,887	181,338

LIABILITIES	—	2,497

NET ASSETS AVAILABLE FOR BENEFITS	$138,535,858	$112,048,616

See notes to financial statements.

STANDARD INSURANCE COMPANY HOME OFFICE

EMPLOYEES’ DEFERRED COMPENSATION PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
ADDITIONS:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$13,269,304	$(9,322,839)
Employer stock dividend income	113,439	76,862
Interest income	4,463,677	4,613,378

Total investment gain (loss)	17,846,420	(4,632,599)

Contributions:
Participant	10,712,282	9,002,378
Employer	3,226,720	2,826,243

Total contributions	13,939,002	11,828,621

Total additions	31,785,422	7,196,022

DEDUCTIONS:
Withdrawals	5,274,025	3,900,385
Administrative expenses	24,155	19,905

Total deductions	5,298,180	3,920,290

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	26,487,242	3,275,732
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	112,048,616	108,772,884

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$138,535,858	$112,048,616

See notes to financial statements.

STANDARD INSURANCE COMPANY HOME OFFICE

EMPLOYEES’ DEFERRED COMPENSATION PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND 2002

1.	DESCRIPTION OF THE PLAN

The following brief description of the Plan provides only general information. Participants should refer to the Plan document for complete information.

General—The Standard Insurance Company Home Office Employees’ Deferred Compensation Plan (the “Plan”) is a voluntary deferred compensation plan under Section 401(k) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). On December 31, 2000, the Standard Insurance Company Agents’ Deferred Compensation Plan was merged into the Plan. Under the Plan, the two individual components (the Home Office Employees’ Deferred Compensation Plan and the Agents’ Deferred Compensation Plan) will be retained. The Plan sponsor and administrator is Standard Insurance Company (“Standard”), a wholly-owned subsidiary of StanCorp Financial Group, Inc. (“StanCorp”).

Eligibility—All employees of StanCorp and its subsidiaries based at StanCorp’s home office or field sales locations, except leased employees, certain employees covered by a collective bargaining agreement, and agents, enter the Plan on the first day of the month following their date of hire. Employees may begin to defer pre-tax compensation on the Plan immediately upon entry. Participants are eligible for a matching contribution one year after they enter the Plan. Effective January 1, 2004, employees hired after January 1, 2003 are also eligible for a non-elective contribution. This contribution is intended as a substitute for the Standard defined benefit plan, which limits participation to employees hired on or before January 1, 2003.

Contributions—Each year, participants may contribute a percentage of eligible compensation to the Plan, ranging between 3% and the maximum percentage legally permissible. Presently, Standard matches 100% of the first 3% of pre-tax compensation that a participant contributes to the Plan. Effective January 1, 2004, the match is increased to 100% of the first 3% and 50% of the next 2% of compensation deferred. Contributions are subject to certain limitations. Upon enrollment in the Plan, participants may direct their contributions, and the employer matching contribution, in 1% increments to a number of funds that are administered and maintained by Standard. The Plan currently offers 19 pooled separate account investments, the Portfolio Fund (deposit administration contracts), and, effective February 4, 2003, StanCorp common stock (“employer stock”) as investment options for participants. Participants may change or transfer their investment options daily subject to fund trading restrictions.

Each participant’s account is credited with the participant’s contribution, an allocation of Standard’s matching contributions, and net investment earnings/losses.

Vesting—Participants are immediately fully vested in both their elective contributions and Standard’s matching contributions.

Withdrawals and Distributions—On termination of service, a participant may elect to receive benefits in either a lump sum, a qualified joint and survivor annuity, a straight life annuity, a joint and contingent survivor annuity, a certain and life annuity, an annuity for a certain period, or a series of installment payments. Distributions are made as soon as administratively possible to electing employees who terminate or retire and to the beneficiaries of deceased participants. Withdrawals may also be made in the case of hardship or certain other circumstances described in the Plan document.

Loans may be made to participants for up to the lesser of 50% of their account balance, $50,000, or the amount of their immediate and heavy financial need, as defined. Loans are secured by the participant’s account balance.

Termination of the Plan—Although it has not expressed any intent to do so, Standard has the right under the Plan to discontinue its contributions at any time and to terminate the Plan. In the event of Plan termination, Plan assets would be available for distribution to participants.

Administrative Expenses—Expenses are paid by Standard with the exception of loan initiation fees, which are paid by the participants involved.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed in preparation of the Plan’s financial statements.

Basis of Accounting—The financial statements are prepared on the accrual basis of accounting.

Use of Estimates—The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires Plan management to make certain estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from estimates.

The Plan invests in various securities and insurance contracts including pooled separate account investments, employer stock, and deposit administration contracts. These investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition—The Plan’s investments in pooled separate accounts and StanCorp common stock are stated at fair value. The value of the Plan’s investments in pooled separate accounts and employer stock is based on quoted market prices. The Plan is either credited or charged for the change in unit values of its pooled separate account and employer stock investments. The Portfolio Fund represents deposit administration contracts (see Note 5 for further discussion).

Participant loans receivable are valued at the remaining principal balance of the loans, which approximates fair value. Participant loans receivable are secured by the vested account balance of the participants receiving the loans and are evidenced by negotiable promissory notes. Loans are subject to substantially level amortization over periods not to exceed five years or 10 years to purchase a primary residence. Interest is charged based on the economic conditions at the time of the loan. Loans and/or interest payments of participants currently employed by StanCorp are collected semi-monthly through payroll deductions. Loan payments from former employees are due monthly. Interest rates on loans outstanding at December 31, 2003 ranged from 4.00% to 8.02%.

Purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits—Benefits are recorded when paid.

Reclassifications—Certain reclassifications have been made to prior year amounts to conform to current year presentation.

3.	PARTY-IN-INTEREST TRANSACTIONS

The assets of the Plan include employer stock, as well as funds on deposit with and investments maintained by Standard. Because Standard is the Plan sponsor, these transactions qualify as party-in-interest.

4.	INVESTMENTS EXCEEDING 5% OF NET ASSETS AVAILABLE FOR BENEFITS

The Plan’s investments exceeding 5% of net assets available for Plan benefits at December 31 consisted of the following:

	2003	2002
Portfolio Fund—Deposit administration contracts	$72,985,628	$67,227,199
Pooled separate accounts:
Separate Account A:
Janus Fund	—	5,793,913
Vanguard Index 500 Fund	11,457,018	7,112,758
Employer stock	10,190,084	9,386,721

Net appreciation (depreciation) by investment type for the year ended December 31 is as follows:

	2003	2002
Pooled separate accounts	$10,871,295	$(9,374,501)
Employer stock	2,398,009	51,662

Total	$13,269,304	$(9,322,839)

5.	DEPOSIT ADMINISTRATION CONTRACTS

The Portfolio Fund represents deposit administration contracts (“Contracts”) entered into by the Plan with Standard. Standard maintains the contributions in an unallocated fund, whose assets are commingled with other assets in the General Account of Standard. The account is credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses charged by Standard. The Contracts are included in the financial statements at contract value because they are fully benefit-responsive, which means participants may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made under the Contracts, plus earnings, less withdrawals and administrative expenses. Plan management represents that contract value approximates fair value due to the short-term nature of the Portfolio Fund. There are no reserves against contract value for credit risk of contract issuer or otherwise.

The effective annual crediting rate is determined on an annual basis by the Retirement Plans division of Standard and approved by the Management Committee and the Board of Directors. The effective annual crediting rates for the individual components (the Home Office Employees’ Deferred Compensation Plan and the Agents’ Deferred Compensation Plan) were 5.83% and 6.43% in 2003, and 7.40% and 7.40% in 2002.

6.	INCOME TAX STATUS

The Plan obtained its latest determination letter on July 10, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the “Code”). The Plan has been amended since the application for the determination letter was filed. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax exempt as of the financial statement date. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2003 and 2002, respectively:

	2003	2002
Net assets available for benefits per the financial statements	$138,535,858	$112,048,616
Deemed distributions of participant loans	—	3,383

Net assets available for benefits per the Form 5500	$138,535,858	$112,045,233

8.	CONCENTRATION OF RISK

The Plan’s assets consist primarily of financial instruments including investments in pooled separate accounts, employer stock, and deposit administration contracts. The financial instruments may subject the Plan to concentrations of risk as contract value of the deposit administration contracts is dependent on the ability of the issuer to honor its contractual commitments, and investments in pooled separate accounts and employer stock are subject to changes in market values of the underlying securities.

* * * * * *

STANDARD INSURANCE COMPANY HOME OFFICE

EMPLOYEES’ DEFERRED COMPENSATION PLAN

LINE 4i—SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT YEAR END

DECEMBER 31, 2003

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost	(e) Current Value

*	Standard Insurance Company	Portfolio Fund—Deposit Administration Contracts		$72,985,628

	Pooled Separate Accounts:
*	Standard Insurance Company	Separate Account A—Vanguard Index 500 Fund		11,457,018

*	Standard Insurance Company	Separate Account A—Columbia Special Fund		6,277,105

*	Standard Insurance Company	Separate Account A—Brandywine Fund		2,620,884

*	Standard Insurance Company	Separate Account A—Franklin Small-Mid Cap Growth Fund		2,057,809

*	Standard Insurance Company	Separate Account A—American Century Value Fund		2,239,137

*	Standard Insurance Company	Separate Account A—T. Rowe Price Small Cap Stock Fund		2,051,528

*	Standard Insurance Company	Separate Account A—Harbor Bond Fund		2,156,851

*	Standard Insurance Company	Separate Account A—American Century International Growth Fund		2,099,572

*	Standard Insurance Company	Separate Account A—American Century Ultra		6,594,467

*	Standard Insurance Company	Separate Account A—Federated Mid Cap		2,813,508

*	Standard Insurance Company	Separate Account A—TCW Galileo Select Equity		2,559,306

	Forward			42,927,185

(Continued)

STANDARD INSURANCE COMPANY HOME OFFICE

EMPLOYEES’ DEFERRED COMPENSATION PLAN

LINE 4i—SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT YEAR END

DECEMBER 31, 2003

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost	Current Value

	Forward			$42,927,185

*	Standard Insurance Company	Separate Account A—PIMCO Small Cap Value		1,321,150

*	Standard Insurance Company	Separate Account A—Templeton Foreign Advisor		1,571,929

*	Standard Insurance Company	Separate Account A—Columbia Small Cap Fund		2,658,295

*	Standard Insurance Company	Separate Account A—Vanguard Value Index Fund		1,967,937

*	Standard Insurance Company	Separate Account A—Vanguard Wellington		1,042,448

*	Standard Insurance Company	Separate Account A—Vanguard Life Strategy Conservative Growth Fund		573,256

*	Standard Insurance Company	Separate Account A—Vanguard Life Strategy Fund		271,411

*	Standard Insurance Company	Separate Account A—Vanguard Life Strategy Moderate Growth Fund		164,462

	Total Pooled Separate Accounts			52,498,073

*	StanCorp Financial Group	Employer Stock		10,190,084

	Participant loans receivable	Maturities:
		Loans mature over periods not to exceed five years
		Interest rates: 4.00%-8.02%		2,254,186

	TOTAL INVESTMENTS			$137,927,971

Note:    Historical cost information for participant-directed investments is not required.

*	Standard Insurance Company and StanCorp Financial Group are both considered a party-in-interest.

(Concluded)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Standard Insurance Company Home Office Employees’ Deferred Compensation Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

STANDARD INSURANCE COMPANY HOME OFFICE EMPLOYEES’ DEFERRED COMPENSATION PLAN

Date: June 1, 2004	By	/s/ Michael T. Winslow

Michael T. Winslow Vice President, General Counsel and Corporate Secretary of Stancorp Financial Group, Inc.